UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2009.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 17, 2009

Mizuho Financial Group, Inc.

By:	/s/ Tetsuji Kosaki
Name:	Tetsuji Kosaki
Title:	Deputy President / CFO

September 17, 2009

To whom it may concern

Company Name:	Mizuho Financial Group, Inc.
Representative:	Takashi Tsukamoto
President & CEO
Head Office:	2-5-1 Marunouchi,
Chiyoda-ku, Tokyo
Code Number:	8411 (TSE 1st Sec., OSE 1st Sec.)

Announcement regarding Determination of Terms of the Preferred Securities

Mizuho Financial Group, Inc. (“MHFG”) has decided to issue additional series of non-dilutive non-cumulative perpetual preferred securities (the “Preferred Securities”) and has determined the terms of the Preferred Securities announced in the “Announcement regarding Establishment of Overseas Special Purpose Subsidiaries and Issuance of ‘Non-Dilutive’ Preferred Securities” dated May 15, 2009, as outlined below. As a result of the issuance of the Preferred Securities (the total amount of which is JPY 25 billion), the total issue amount of the preferred securities issued by the relevant subsidiary will be JPY 237 billion, combined with the total issue amount of the preferred securities (JPY 212 billion), the terms of which were announced in the “Announcement regarding Determination of Terms of the Preferred Securities” dated June 23, 2009 and the “Announcement regarding Determination of Terms of the Preferred Securities” dated August 24, 2009. The Preferred Securities are not convertible into common stock of MHFG.

MHFG has no specific plans for any further issuance of preferred securities related to the “Announcement regarding Establishment of Overseas Special Purpose Subsidiaries and Issuance of ‘Non-Dilutive’ Preferred Securities” dated May 15, 2009.

Issuer	Mizuho Capital Investment (JPY) 5Limited (an overseas special purpose subsidiary established in the Cayman Islands, the voting rights of which are wholly owned by MHFG)

Type of Securities	Japanese Yen denominated Non-cumulative Perpetual Preferred Securities Series C
(not convertible into common stock of MHFG)

Aggregate Issue Amount	25 billion Japanese Yen

Dividend Rate	4.28% per annum (fixed dividend rate until June 2015) Floating dividend rate after June 2015 (non step-up)

Issue Price	100 million Japanese Yen per Preferred Security

Scheduled Payment Date	September 29, 2009

Use of Proceeds	To be ultimately provided to Mizuho Corporate Bank, Ltd. (MHCB), a subsidiary of MHFG, as payment for the subscription of MHCB’s common stock

Liquidation Preference	The Preferred Securities are intended to rank, as to rights related to the liquidation preferences, effectively pari passu with preferred stock issued by MHFG.

Method of Offering	Private placement to domestic qualified institutional investors, etc.

Contact: Mizuho Financial Group, Inc. Corporate Communications Public Relations Office Tel: 81-3-5224-2026

Note:	This document is prepared for the purpose of public disclosure of determination of the terms of the preferred securities, and does not constitute a solicitation of an offer for acquisition or an offer for sale of any securities in or outside of the United States or Japan.

The preferred securities set forth above have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.